[Letterhead of Chadbourne & Parke LLP]

July 13, 2005

Daniel Morris, Esq.
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ACCO World Corporation Registration Statement on Form S-4 Filed on 6/22/05 File No. 333-124946

Dear Mr. Morris:

     This letter will serve as a supplemental response following our telephone conversation this morning concerning Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) and the comments of the staff of the Securities and Exchange Commission (the “SEC”) made in the letter dated July 12, 2005 (the “Comment Letter”) from Susan Block of the Division of Corporation Finance of the SEC, to Edward P. Smith of Chadbourne & Parke LLP, in connection with the Registration Statement. In particular, this letter will summarize our views concerning comments 1 through 3 in the Comment Letter and the related issues discussed on our call.

Proposed filing of Form 8-A

     ACCO World Corporation (to be renamed ACCO Brands Corporation, the “Company”) is not currently a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), but upon effectiveness of the Registration Statement, the Company will be subject to the reporting requirements of section 15(d) of the Exchange Act. In connection with the listing of shares of its common stock on the New York Stock Exchange, the Company will file a registration statement on Form 8-A shortly after the effectiveness of the Registration Statement to register its shares of common stock under section 12(b) of the Exchange Act.

Adequate information about the spin-off and the Company

     In accordance with Question 4.A. of Staff Legal Bulletin No. 4 Fortune Brands, Inc. (“Fortune Brands”) will provide adequate information about the spin-off and the Company to its stockholders and to the trading markets. The proxy statement/prospectus-

Daniel Morris, Esq.	-2-	July 13, 2005

information statement included in the Registration Statement is an information statement of Fortune Brands relating to the spin-off of its shares of the Company’s common stock, which Fortune Brands believes substantially complies with Regulation 14C under the Exchange Act. The proxy statement/prospectus-information statement will be mailed to all holders of Fortune Brands common stock well in advance of the consummation of the spin-off and the merger. Fortune Brands believes that this disclosure provides adequate information to its stockholders and the trading markets about the spin-off transaction and the Company in accordance with Staff Legal Bulletin No. 4 and that no additional information would be made available to stockholders or the public by filing a Form 10. From a policy perspective, we do not believe there would be any additional benefit derived from the requirement that the Company file a separate, duplicative Form 10 in this circumstance.

Advice of the Staff

     In late March, Rachel Lee of this office discussed with Kim McManus at the SEC the appropriate form for registration under the Exchange Act of the Company’s common stock. Although the discussion took place on a “no-names” basis, Ms. Lee described the exact structure of the proposed transaction. That is, Ms. Lee described a transaction in which:

•	a subsidiary (i.e., the Company) of a reporting company (i.e., Fortune Brands) would be spun-off to the reporting company’s stockholders;

•	immediately after the effectiveness of the spin-off, a wholly-owned subsidiary of the spin-off company would merge with a public company (i.e., General Binding Corporation);

•	the spin-off company would register the issuance of its shares in the merger on Form S-4; and

•	the Form S-4 would contain a proxy statement/prospectus-information statement that would serve as a prospectus of the spin-off company, a proxy statement of the target and an information statement of the parent relating to the spin-off.

Ms. Lee also referred Ms. McManus to the Pennzoil/Quaker State transaction listed below.

     Ms. McManus noted that once the spin-off company’s registration statement on Form S-4 was effective, it would be subject to section 15(d) of the Exchange Act and said that based on the general instructions to Form 8-A and the staff’s telephone interpretations, a spin-off company in such a transaction structure would be eligible to use Form 8-A. In fact, she said she saw no reason why the spin-off company would have to file a separate Form 10.

Daniel Morris, Esq.	-3-	July 13, 2005

General Instructions to Form 8-A

     Please see General Instruction A.(a) of Form 8-A, which states in part, “ . . . [T]his form may be used for registration pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 of any class of securities of any issuer which is required to file reports pursuant to Section 13 or 15(d) of that Act . . . .” At the time the Form 8-A will be filed, the Registration Statement will be effective and the Company will be subject to the reporting requirements of section 15(d) of the Exchange Act.

Telephone Interpretations

     Reference is also made to the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations. While there is no single telephone interpretation that addresses the proposed transaction structure, it is clear from the series of interpretations concerning Form 8-A (Section S. Other Exchange Act Forms, Interpretations 1-11) that the staff considers such form appropriate in a variety of circumstances where, as in this transaction, the issuer is required to file reports pursuant to section 15(d). For example:

•	Interpretation S.5: “Form 8-A is available to register the securities of any issuer that is required to file reports pursuant to Section 15(d).”

•	Interpretation S.6: “The company may file its Exchange Act registration statement on Form 8-A because at the time that filing is required, the company will be subject to Section 15(d).”

•	Interpretation S.8: “Use of Form 8-A is conditioned on the fact that the registrant is ‘required to file reports pursuant to Section 13 or 15(d).’”

•	Interpretation S.8: “ . . . no additional information would have been made available to the public through requiring a Form 10 to be filed.”

The spin-off will not occur unless the merger occurs

     Please note that the spin-off and the merger transactions are conditioned upon one another. Under no circumstances will Fortune Brands consummate the spin-off unless the merger is approved by the stockholders of General Binding Corporation and the merger is set to close immediately after the spin-off.

Daniel Morris, Esq.	-4-	July 13, 2005

Precedents consulted

     As you requested during our call this morning, the following precedents were among those considered in preparing the Registration Statement and in related disclosure matters:

•	H.J. Heinz Company/SKF Foods Inc./Del Monte Foods Company — 2002

•	Conexant Systems, Inc./Washinton Sub, Inc./Alpha Industries, Inc. — 2002

•	Pennzoil Company/Pennzoil Products Company/Quaker State Corporation — 1998

*       *       *

     I hope this supplemental response will clarify our views with respect to the issues raised by the staff. Please telephone me at (212) 408-5571 if you require additional information or wish to discuss this letter further orally.

Very truly yours,
/s/ A. Robert Colby
A. Robert Colby

VIA FACSIMILE

cc:	Mark A. Roche, Esq. Edward P. Smith, Esq. William R. Kunkel, Esq.